October 6, 2023

Robert Arzonetti & Tonya Aldave

Office of Finance

Division of Corporation Finance

Re:	Compound Real Estate Bonds, Inc.

Form 1-A

Filed August 22, 2023

File No. 024-11848

Mr. Arzonetti & Ms. Aldave:

Please see below for responses to the Division’s letter dated September 18, 2023 regarding the above captioned matter. All questions have been addressed in Amendment No. 1 to the Preliminary Offering Circular on Form 1-A, filed October 6, 2023 (“Amendment”), as further herein detailed.

General

1.       We have referred this filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act of 1940.  Please provide us with a detailed analysis of the exception from the definition of an “investment company” pursuant to Section 3(c)(5)(C) or any other section of the 1940 Act that you intend to rely on, and how your particular business model falls within such exceptions. Please cite to any case law, no-action letters or other authorities that you believe may be relevant.

Section 3(c)(5)(C) provides an exception for a company that is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. To qualify for this exception, at least 55% of an entity’s assets be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying interests,” and at least another 25% of the entity’s assets must be comprised of additional qualifying interests or real estate-type interests (with no more than 20% of the entity’s assets comprised of miscellaneous assets).

The Company will qualify for the Section 3(c)(5)(C) exception because it intends to use 80% of the proceeds of this offering to acquire Qualified Interests, specifically loans which are fully secured by first and second liens on real estate as well as ownership interests in residential, commercial, and industrial real estate.1 While the Company’s initial offering circular was drafted in a way to attempt to give the Company maximum flexibility in potential real estate investments, indicating in the Use of Proceeds that it would invest only 57% of its assets in Qualified Interests while investing most of the remainder in “real estate-type interest,” it does not plans to acquire any assets (other than cash and cash equivalents) which are not either (a) loans which are fully secured by first and second liens on real estate or (b) ownership interests in real estate. In particular, the Company does not intend to acquire any “investment securities” (as defined in Section 3(a)(2) of the Investment Company Act) which are not Qualified Interests. The Offering Circular’s “Use of Proceeds” starting on page 27 of the Amended Preliminary Offering Circular has been substantially amended to clarify the Company’s intention.

1 United States Property Investment N.V., SEC Staff No-Action Letter (May 1, 1989) (Mortgage loan secured exclusively by real estate in which the value of the real estate was equal or greater than the note evidencing the loan); The State Street Mortgage Co., SEC Staff No-Action Letter (July 17, 1986) (second mortgages); United Bankers, SEC Staff No-Action Letter {Mar. 23, 1988) (fee interests in real estate).

2.       Please note that Rule 251(d)(3)(i)(F) of the Securities Act of 1933, which is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period, does not allow for delayed offerings.

Furthermore, in a continuous offering, an issuer must be ready and willing to sell the aggregate amount of securities qualified at all times. We note your disclosure that you plan to qualify $200,000 in bonds under the Bond Rewards Program but as of the date of the offering circular "the technology needed to implement the Compound Bond Rewards Program has not yet been developed and [you do] not intend to offer Bond Rewards to investors until the technology has been developed and implemented, if at all."  Please revise the offering circular to remove the bonds you plan to offer under the Compound Bond Rewards Program and revise your disclosure throughout to remove all references to the Compound Bond Rewards Program.

The technology behind the Compound Bond Rewards Program has now been developed and implemented. This feature has not yet been made accessible to investors inside of the Compound Fintech Platform, so investors have not yet been given the option to earn Rewards and no Rewards have yet been issued. The Company represents that it will make this feature accessible within two days of its Amended Preliminary Offering Circular being qualified. The footnotes quoted by the Staff stating that the technology has not been developed have now been removed from the offering circular.

3.       We note that you state on page 2 that "[i]n January 2022, CH launched the Compound Banc Fintech Platform (which will be accompanied by the Compound App, a free mobile app currently under development) that provides tools to help people easily invest in [your] Compound Bonds." We further note that you state on page 3 that "the Compound App may be downloaded for free from the Apple Store or from Google Play." Please revise your disclosure throughout the document to clarify if the Compound App is currently available for download or is still under development. If the Compound App is still under development, please provide an estimate of the date it will be available for download and add appropriate risk factor disclosure.

The Compound App is currently available for download. The parentheticals identified by the Staff on pages 2 and 31 of the Offering Statement have been revised to state that the Compound App “may be downloaded for free from the Apple Store or from Google Play.”

4.       We note your disclosure in Item 6 of Part I of the offering circular that you sold five securities in the last year. Please revise your disclosure for consistency with the disclosure throughout the offering circular that you sold $2,063,420 worth of Compound Bonds since commencement of this offering.

Part I has been updated to remove reference to the five shares of common stock, which were issued more than one year ago. Item 6 of Part I has also been updated to reflect the number of Compound Bonds sold from October 1, 2022 to September 30, 2023.

5.       We note that you plan to acquire mortgages and other liens on and interests in real estate. However, you have not yet identified any assets to acquire with the net proceeds of this offering. It appears that you are conducting a blind pool offering. Accordingly, in order to provide investors with adequate information on your management’s prior performance investing in mortgages and real estate, compensation, your ability to make distributions of principal and interest on the bonds, please provide the disclosure consistent with Industry Guide 5 or tell us why such disclosure is not appropriate.

We have also added a “Prior Performance” Section on page 49 of the Amended Offering Circular, noting that neither the Parent nor the Officers and Directors of the Company (Inderjit Tuli and Harminder Singh Burmi) have (over the past 10 years ) had any experience raising money from third-party investors to be invested in real estate.

6.       We note that your offering circular is silent on Compound Real Estate Holdings, Inc.'s ("CH") past business experience.  Please describe CH's business experience and, if applicable, describe material risks to investors due to lack of such experience or advise.

We have updated the risk factor on pages 9 and 10 of the Amended Preliminary Offering Circular, to note that Compound Real Estate Holdings, Inc., (along with the Company) has a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Offering Circular Summary, page 1

7.       In one of the opening paragraphs, please disclose that you have no employees, have not generated any revenues or began investing in real estate properties or interests in real estate. In addition, disclose your net losses for the most recent audited period to provide a financial snapshot of your company.

We have added the requested information to our Offering Circular Summary.

Risk Factors, page 7

8.       We note that you have not purchased any mortgages or other liens on or interests in real estate.  Please add a separately captioned risk factor disclosure to address material risks to investors as it relates to your ability to service Compound Bonds.

We have added a new risk factor titled “As of the date of this Offering Circular, we have not yet generated revenue sufficient to cover the 7% interest rate of Compound Bonds because we have not yet deployed any of the Capital we’ve raised to originate or acquire mortgages or other real estate assets” see page 9 of the Amended Preliminary Offering Circular.

There are a number of risks associated with our having a verbal agreement, page 14

9.       You state that you have a verbal agreement with CH that governs your ability to utilize the Fintech Platform and the Compound App. Please revise this risk factor to discuss the material risks to investors if you were unable to continue using one or both of these.

We have revised this risk factor to state the potential impact on investors who purchase Compound Bonds in this offering.

We intend to avoid being classified as an investment company, page 15

10.       This risk factor does not clearly identify the material risks to investors if you are classified as an investment company. Please revise accordingly.

We have revised this risk factor to state the potential impact on investors who purchase Compound Bonds in this offering.

Our Business

Compound Fintech Platform, page 34

11.       We note your disclosure that you intend to distribute your notes though Compound Fintech App and Compound Websites, collective referred to as the "Compound Fintech Platform" or "CH's Fintech Platform." Please revise the cover page to clarify that the platform is owned and operated by your parent company, Compound Real Estate Holdings, Inc., or advise. In addition, revise the summary section and where appropriate to discuss in detail the status and planned operations of the platform in more detail. For example, does the platform exist other than as pages on the website identified on page 3? What financial and other information will be available on the platform about the securities and entities involved?

We have revised our Offering Circular Summary to clarify that the platform is owned and operated by our parent company, Compound Real Estate Holdings, Inc. The Compound Fintech Platform consists of the Compound Website and the Compound App, each of which display substantially the same information to users. The Compound Fintech Platform provides information about each user’s personal investment in Compound Bonds but does not provide information about Compound Bonds owned by other individuals, does not provide any information about the current financial status of Company, and does not provide any information concerning the assets owned by the Company. We have updated the description of the Compound Fintech Platform on Page 34 to clarify the above.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

12.       We note your disclosure here that you "began accruing the reimbursement amount due to Compound Administrative Services under the Administrative Services Agreement" and that you have not yet began making reimbursement payments to Compound Administrative Services.  Please quantify the reimbursement amount due to Compound Administrative Services.

Please see our revisions to the “Plan of Operations” subsection of the “Management's Discussion and Analysis of Financial Condition and Results of Operations” section on page 37 of the Amended Offering Circular.

Results of Operations, page 37

13.       We note your disclosure that you incurred $8,683 in operating expenses and net loss for the year ended December 31, 2022, which represented significant decreases from the $26,298 in operating expenses and net loss you recognized for the period from November 2, 2021 (inception) to December 31, 2021.  Please revise your filing to provide a discussion of your results of operations to be consistent with the amounts disclosed in your consolidated statements of operations on page F-6.

Please see our revisions to the “Results of Operations” subsection of the “Management's Discussion and Analysis of Financial Condition and Results of Operations” section on page 37 of the Amended Offering Circular.

Securities Being Offered

Fees, page 46

14.       We note your disclosure here and on page 18 that investors who purchase your bonds may be charged a transaction fee if their method of payment requires you to incur an expense.  Please revise your disclosure to address the following: disclose the average transaction fee you have charged the bond investors in the past and what you anticipate the fees to be in the future, disclose the maximum transaction fee you can charge investors, and disclose, if true, that the transaction fee you plan to charge will be no more than the fees third parties charge you for the service.

The Company has not, and does not intend, to charge transaction fee to its investors, and has removed the disclosures stating that investors may be charged transaction fees.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC